








63
4

FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

ANNUAL REPORT 2006

Banks & Locations

Bank		Location
First Financial Bank	■	ABILENE
	■	CLYDE
	■	MORAN
First Financial Bank	■	CLEBURNE
	■	BURLESON
	■	ALVARADO
	■	MIDLOTHIAN
First Financial Bank	■	EASTLAND
	■	RANGER
	■	RISING STAR
Hereford State Bank	■	HEREFORD
City National Bank	■	MINERAL WELLS
San Angelo National Bank	■	SAN ANGELO
First Financial Bank	□	SOUTHLAKE
	■	TROPHY CLUB
	■	KELLER
	■	BRIDGEPORT
	■	BOYD
	■	DECATUR
First Financial Bank	■	STEPHENVILLE
	■	GRANBURY
	■	GLEN ROSE
First National Bank	■	SWEETWATER
	■	ROBY
	■	TRENT
Weatherford National Bank	■	WEATHERFORD
	■	ALEDO
	■	WILLOW PARK
Major Cities	●	



87
Amarillo
40
27
Lubbock
87
84
Fort Worth
35
Dallas
20
Abilene
Midland
Odessa
20
87
35
10

Profile

First Financial Bankshares is a financial holding company headquartered in Abilene, Texas, with $2.9 billion in consolidated assets as of December 31, 2006. First Financial operates ten separately chartered affiliate banks with 44 locations in the Central, West and High Plains regions of Texas. The Company also operates a trust and asset management company with five locations and a technology services company. Listed on The NASDAQ Global Select Market under the trading symbol FFIN, its common stock is beneficially held by approximately 5,300 shareholders. Visit First Financial's Web site at http://www.ffin.com.

www.ffin.com



Because ... Community Matters.



FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

Financial Highlights

In thousands (except per share data)	2006	2005	Changes
For the Year			
Net Income	$46,029	$44,023	4.6%
Basic Earnings per Share	2.22	2.13	4.2%
Dividends Declared	24,460	22,694	7.8%
Dividends per Share	1.18	1.10	7.3%
Averages for the Year			
Assets	$2,738,314	$2,449,845	11.8%
Securities	1,110,816	958,879	15.8%
Loans	1,308,309	1,209,094	8.2%
Deposits	2,313,074	2,100,937	10.1%
Shareholders' Equity	284,117	272,298	4.3%
At Year-End			
Assets	$2,850,165	$2,733,827	4.3%
Securities	1,129,313	1,046,121	8.0%
Loans	1,373,735	1,288,604	6.6%
Deposits	2,384,024	2,366,277	0.7%
Shareholders' Equity	300,901	276,276	8.9%
Book Value per Share	14.51	13.34	8.8%
Trust Assets	1,299,628	1,150,027	13.0%
Key Ratios			
Return on Average Assets	1.68%	1.80%	
Return on Average Equity	16.20%	16.17%	
Equity/Assets at Year-End	10.56%	10.11%	
Efficiency	53.57%	52.48%	



Financial Strength

We best serve the needs of our communities, shareholders, customers and employees by growing First Financial Bankshares and practicing sound financial management. In 2006, First Financial experienced its 20th consecutive year of increased earnings and was again named to the Honor Roll by Keefe, Bruyette and Woods, Inc., which recognizes banks that have continually achieved annual increases in earnings during the past decade. First Financial was one of only 40 banks nationwide named to the KBW Honor Roll. The Company outperformed its peer group of similar-sized banks in 2006 on many key financial ratios.

The charts on this page and the Financial Highlights on the accompanying page demonstrate the Company's financial strength in 2006 on several key measurements. We also invite you to review the more comprehensive 10-year financial summary on page 20 of this annual report.

For more financial information, please visit the investor relations section of the First Financial Web site at http://www.ffin.com, where you will find financial highlights, the Company's quarterly earnings news releases and documents filed with the U.S. Securities and Exchange Commission, including the latest Form 10-K.

Asset Growth
(in millions)



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,993
$2,033
$2,315
$2,734
$2,850
02
03
04
05
06

Loan Growth
(in millions)



$1,500
$1,250
$1,000
$750
$250
$0
$964
$988
$1,164
$1,289
$1,374
02
03
04
05
06

Net Income Growth
(in thousands)



$54,000
$48,000
$42,000
$36,000
$30,000
$24,000
$18,000
$12,000
$6,000
$0
$33,953
$35,305
$39,171
$44,023
$46,029
02
03
04
05
06

Net Interest Margin



5%
4%
3%
2%
1%
0%
4.78%
4.44%
4.49%
4.49%
4.46%
02
03
04
05
06

Efficiency Ratio



60%
50%
40%
30%
20%
10%
0%
51.96%
52.52%
51.78%
52.48%
53.57%
02
03
04
05
06

Return on Average Assets



2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0%
1.78%
1.75%
1.82%
1.80%
1.68%
02
03
04
05
06

Return on Average Equity



18%
15%
12%
9%
6%
3%
0%
14.97%
14.40%
15.09%
16.17%
16.20%
02
03
04
05
06

Dear Fellow Shareholders:

During 2006, one of our priorities was to integrate our latest acquisitions into our bank template and make our new branches profitable. The success of these efforts helped to make 2006 our 20th consecutive year of increased earnings. Net income grew 4.6% to $46.0 million from $44.0 million in 2005. On a basic per share basis, earnings grew 4.2% to $2.22 from $2.13. Net income grew even more—10.9%—if we exclude the gain realized in 2005 from our sale of ownership rights in the PULSE EFT network (the gain was $3.9 million pretax and $2.5 million after-tax).

Net interest income, the major source of our earnings, increased 11.2% to $105.9 million from $95.2 million the previous year. Our net interest margin declined three basis points, to 4.46% from 4.49% in 2005. We were pleased that we were able to maintain our net interest margin as well as we did, since we again faced an unfavorable interest rate environment marked by upward pressure on deposit interest rates and a flat yield curve.

Noninterest income increased by 1.1% to $44.7 million from $44.2 million; however, excluding the PULSE proceeds from 2005, noninterest income actually grew 10.9%. This increase was primarily fueled by growth in service charges, trust fees, real estate mortgage fees and debit card fees.

Noninterest expense increased 9.9% to $83.1 million from $75.6 million. The increase was due primarily to additional salaries and employee benefits, facility expenses and amortization of intangibles related to our acquisition of The First National Bank of Bridgeport in December 2005.

Our return on average assets decreased to 1.68% from 1.80% for 2005, mainly because of an 11.8% increase in average assets; however, the return continued to compare very favorably with our peer group average of 1.13%. Return on average equity increased to 16.20% from 16.17%, and also compared favorably with our peer group average of 13.11%. The efficiency ratio (the share of revenues consumed by operating expenses) increased to 53.57% from 52.48%, but was well below our peer group average of 60.86%.

As of December 31, 2006, the Company's consolidated assets totaled $2.85 billion, a 4.3% increase from $2.73 billion at the previous year-end. Loans increased 6.6% to $1.37 billion from $1.29 billion. Total deposits were $2.38 billion compared with $2.37 billion at the end of 2005. Demand deposits grew 10.0%, while interest-bearing deposits decreased 2.5%, reflecting our focus on managing our cost of funds.

The balance sheet at year-end was again marked by strong asset quality and capital strength. Classified loans (those with some degree of risk) increased to 3.93% of total loans from 3.84% a year earlier. However, total nonperforming assets decreased to 0.30% of total loans and foreclosed assets from 0.33% at the end of 2005. Our 0.30% compares very favorably with the 0.57% reported by our peer group. At December 31, 2006, the allowance for loan losses increased to 1.18% of total loans from 1.14% at the end of 2005. We increased the reserve throughout the year to reflect overall loan growth, an increase in classified loans and recognition of economic changes including a slowing real estate market. Shareholders' equity rose to $300.9 million at December 31, 2006, from $276.3 million a year earlier.

On April 25, 2006, our Board of Directors declared a 7.1% increase in the quarterly cash dividend, raising it to $0.30 from $0.28 per share. This was our 20th consecutive year of cash dividend increases reflecting our growth and financial strength during the past two decades. The market share price of our common stock at year-end was $41.86, up 19.4% from $35.06 at the end of 2005. The combination of share price appreciation and dividends paid produced a total return to shareholders of 22.8% for 2006.

F. SCOTT DUESER, President and Chief Executive Officer



In another development of note to shareholders, during 2006 NASDAQ included First Financial Bankshares in its new Global Select Market, which strives to have the highest initial listing standards of any stock exchange in the world based on financial and liquidity requirements. In January 2007, NASDAQ also announced that First Financial was one of 21 companies added to its Dividend Achievers Index, which recognizes companies that have increased their annual dividend payments for the last 10 or more consecutive years. Only 99 companies nationwide are on this list.

OTHER HIGHLIGHTS

We have been pursuing growth to better serve our customers and shareholders. Our December 2005 acquisition of The First National Bank of Bridgeport has yielded more benefits than expected and provided new growth opportunities. We combined this bank, located northwest of Fort Worth in Wise County, with our Southlake bank to create an organization with $296.2 million in assets at the end of 2006. The combined bank is well positioned to serve the needs of the rapidly growing communities in Wise and northern Tarrant counties. The results of this acquisition again demonstrate the success of our "one bank, ten charters" concept, which keeps banking decisions in the local community while making possible the greater efficiencies and expanded services of a larger bank.

The new branches we opened in Willow Park, Granbury and Midlothian during 2005 became profitable on a monthly basis in less time than expected. Each of these communities is within our prime target for expansion—the area within a 50-mile radius of the Dallas-Fort Worth Metroplex. The populations of Midlothian, Granbury and Willow Park are all growing at double-digit rates, which is faster than the state and national averages, according to the U.S. Census Bureau. With these new branches and two others we added in 2005, we now total 44 banking locations and 60 ATMs.

As we expand the First Financial family, we remain focused on providing superior customer service and attracting and retaining high-quality employees. We now have approximately 1,000 employees. To underscore our commitment to their professional development, in December 2006 we created the new position of Vice President of Training and Education and named Eric Thompson to the post.

Our "Customer Service First" initiative, launched in the spring of 2005, is built around the concepts that "everything speaks" and that we need to examine what we do through the "lens of the customer." As part of this program, we recognize our employees with WOW awards, which spotlight employees who go beyond the call of duty to assist a customer. Their stories are inspiring, and they are indicative of the customer service first culture we promote at every level of the organization.

The population of Texas is becoming more diverse, and First Financial wants to be the bank of choice for all neighborhoods. With that goal in mind, in late 2005 we created a Multicultural Development program that includes a Multicultural Committee comprised of representatives from each bank. Last year, this program made great progress in expanding our financial products and services to meet the banking needs of the growing Hispanic community. For example, we have recently launched two initiatives, Directo a Mexico and La Cuenta, which are designed to provide an easy, safe way to transfer funds internationally. We also made our banking locations more welcoming with Spanish-language signs and printed materials.

Two of our banks and one of our subsidiaries named new leaders in 2006. Ron Butler, formerly President and CEO of our Stephenville bank, became President and CEO of our Abilene bank, the largest member of the First Financial family. Ron is a highly experienced banker and has been with our company since 1993. Meanwhile, First Financial Bank, Stephenville, named Ron Mullins as its new President and CEO. Ron brings 28 years of banking experience; most recently, he was market President for Wells Fargo Bank in Midland.

First Financial Trust & Asset Management Company also announced a new President and CEO. Kirk W. Thaxton, who has more than 20 years' experience with our company, filled this important position. Kirk replaced Robert S. Patterson, who retired after leading our trust operations for 12 years. Bob will remain on the First Financial Trust & Asset Management board and will serve as a consultant to our company.

We are pleased to announce that Tucker S. Bridwell, President of Mansefeldt Investment Corporation and President of the Dian Graves Owen Foundation, has accepted nomination for election as a director of the Company at our Annual Shareholders Meeting in April. Tucker, a CPA, has served on the board of First Financial Bank, Abilene, for 20 years and has a long history of business and civic involvement in Abilene and Texas. He presently serves on the Board of Directors and Audit Committee of Petrohawk Energy Corporation, which is publicly traded on NASDAQ. He has served on the boards of several other prominent organizations, including the Texas Department of Economic Development, the Development Corporation of Abilene, the Abilene Industrial Foundation, Hendrick Medical Center Foundation, the Community Foundation of Abilene, the Abilene Chamber of Commerce and McMurry University. Tucker earned his BBA and MBA degrees from Southern Methodist University.

LOOKING AHEAD

First Financial Bankshares is well positioned to meet the financial needs of its communities and to provide long-term growth to its shareholders. Over the coming year, we will focus on growing our loan portfolio, improving our loan-to-deposit ratio and improving our efficiency ratio. Equally important, we will strive to effectively manage our net interest margin to counter the effects of the unfavorable flat yield curve. And we will continue to leverage our strengths in treasury management, mortgage lending, trust services and student loans, areas in which we see opportunities for further growth.

First Financial has successfully completed ten bank acquisitions during the past decade. We are interested in making further acquisitions, but we are a disciplined and patient buyer. We will continue to look for banks (and also opportunities to open new branches) in growing communities with attractive infrastructure and amenities, preferably within 50 miles of the Dallas-Fort Worth Metroplex and along the Interstate 35 and 20 corridors in Texas. Many independent bank owners who are considering selling are attracted to our concept of allowing local banks to maintain their own boards of directors and keep decision making local. Our approach also appeals to experienced bankers who want to remain actively involved in managing their community bank after its acquisition.

"Because Community Matters" is the theme of this year's annual report. At First Financial, we are committed to being the bank of choice in each community we serve and to being actively involved in the life of that community. To run our banks, we turn to hometown people who know their communities best. We salute our employees, at every level of the organization, for their dedication to this company and their commitment to building the civic life of their communities.

All of us on the management team recognize that we work for you, our shareholders. We work daily to grow the Company and manage it well so that we can increase profitability and reward our shareholders. Thank you for your investment in and support of First Financial Bankshares.

F. Scott Dueser

F. Scott Dueser
President and Chief Executive Officer
First Financial Bankshares, Inc.

Because ... Community Matters.

Scott Dueser, a member of the Texas Tech Board of Regents and the Abilene Community Partners, helped raise $15.5 million to establish a branch of the Texas Tech School of Pharmacy in Abilene. The school, which will be located in the North Abilene medical district, will host 160 students and 40 professors and staff members adding to the economic development of Abilene, enhancing local educational resources with its doctorate program and providing improved health care to the area.



Back Row L-R: Sharon McDonald, Greathouse Foundation; Ron Butler, First Financial Bank, Abilene; Tucker Bridwell, Dian Graves Owen Foundation; Larry Gill, Dodge Jones Foundation; Laura Moore, Hendrick Medical Center

Front Row L-R: Scott Dueser, Texas Tech Regent and President/CEO of First Financial Bankshares; School of Pharmacy Dean Arthur A. Nelson Jr., Ph.D.

Board of Directors



Seated L-R: Steve Stephens, Dian Stai, Bynum Miers, Kenneth Murphy
Standing L-R: Kade Matthews, Scott Dueser, Derrell Johnson, Johnny Trotter, David Copeland, Mac Coalson, Joseph Canon, Murray Edwards

BOARD MEMBER	YEAR ELECTED	COMMITTEE APPOINTMENT*
Kenneth T. Murphy Chairman of the Board	1971	1
Joseph E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3
Mac A. Coalson Mac A. Coalson Real Estate	1996	1, 3, 4
David Copeland President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4
F. Scott Dueser President and Chief Executive Officer	1991	1
Murray Edwards Principal, The Edwards Group	2006	
Derrell E. Johnson Former President and CEO Rady and Associates Consulting Engineers	2000	2

BOARD MEMBER	YEAR ELECTED	COMMITTEE APPOINTMENT*
Kade Matthews Ranching and Investments	1998	3
Bynum Miers Ranching	1992	1, 2, 4
Dian Graves Stai Chair, Mansefeldt Investment Corporation Director, Dian Graves Owen Foundation	1993	3
F.L. (Steve) Stephens Retired Chairman and CEO, Town & Country Food Stores, Inc.	1998	1, 3, 4
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 2, 4

For more information on First Financial Bankshares' Board of Directors, please visit our Web site at www.ffin.com

***COMMITTEES**

1 **Executive Committee – F. Scott Dueser, Chairman**
2 **Audit Committee – David Copeland, Chairman**
3 **Compensation Committee – F.L. (Steve) Stephens, Chairman**
4 **Nominating/Corporate Governance Committee – Mac A. Coalson, Chairman**

LOCATIONS

Abilene Office
400 Pine St.
(325) 627-7100

San Angelo Office
301 W. Beauregard
(325) 659-5987

Stephenville Office
2201 W. South Loop
(254) 918-6262

Sweetwater Office
201 Elm
(325) 235-6640

Metroplex Office
550 Bailey Ave.
Suite 510
Fort Worth
(817) 410-2920



Seated L-R: Joe Ayres (Stephenville) and Robert Patterson (DFW Metroplex) Standing L-R: David Byrd (San Angelo), Konrad Halbert (DFW Metroplex), Kirk Thaxton (Abilene) and Michael Sheehan (Sweetwater)

OFFICERS

Kirk W. Thaxton
President & CEO

Richard Young
Executive Vice President
Manager, Abilene Office

David Byrd
Executive Vice President
Manager, San Angelo Office

Joe R. Ayres
Senior Vice President
Manager, Stephenville Office

Michael D. Sheehan
Senior Vice President
Manager, Sweetwater Office

Konrad S. Halbert
Senior Vice President
Manager, Metroplex Office

Ralph Gibson
Senior Vice President
Manager, Investments

Larry Cleveland
Senior Vice President
Manager, Operations

Randy Spiva
Senior Vice President
Manager, Oil & Gas

David B. Pitzer
Senior Vice President
Manager, Real Property

HIGHLIGHTS FOR 2006:

- Increased assets 13 percent or $150 million during 2006 to finish the year with a book value of $1.3 billion.
- Experienced net income growth of 105 percent in our Sweetwater office.
- Experienced asset growth for the year of $103 million in our Abilene office.
- Hired Ralph Gibson as our new Investment Manager following the retirement of Jerry Nelson.
- Elected Kirk W. Thaxton as President and CEO following the retirement of Robert Patterson.

Trust Assets
(in millions)


$1,300
$1,000
$800
$600
$400
$200
$0
$986
$992
$1,068
$1,150
$1,300
02
03
04
05
06

Trust Fees
(in millions)


$8
$7
$6
$5
$4
$3
$2
$1
$0
$5.84
$6.02
$6.37
$7.07
$7.66
02
03
04
05
06

Trust Net Income
(in millions)


$2.0
$1.8
$1.6
$1.4
$1.2
$0
$1.324
$1.587
$1.596
$1.909
$2.076
02
03
04
05
06



Q&A

WHAT MAKES FIRST FINANCIAL BANKSHARES DIFFERENT FROM OTHER BANKS?

We're a community-focused company. Even though we operate in a growing number of Texas markets, First Financial Bankshares continues to believe that decisions are best made at the local level. That's why we operate ten separately chartered banks, with local boards of directors, local bank presidents and local decision-making. Our customers don't have to wait for someone in Abilene – or Dallas or Atlanta or New York – to decide on their loans. Decisions can be made quickly and efficiently on the local level. Another distinguishing feature of our company is our passion for superior customer service. That's why we introduced our "Customer Service First" initiative in 2005. We put customers first, looking at what we do through the eyes of the customers, and we keep banking decisions at the local community level – that sums up what makes First Financial Bankshares different.

KEEPING DECISION-MAKING AT THE LOCAL COMMUNITY LEVEL SOUNDS GREAT, BUT ISN'T IT MORE DIFFICULT TO OPERATE TEN SEPARATELY CHARTERED BANKS? WHY NOT CONSOLIDATE ALL OF THESE LOCAL BANK SUBSIDIARIES INTO ONE BANK FOR GREATER EFFICIENCY?

Banking has always been a local business. No one better knows the needs of the local community than the bank officers, employees and board members who live and work there. That's why we believe operating separately chartered banks makes sense – for us and for our customers. Behind the teller line, however, our ten banks operate as one bank, so we can operate with greater efficiency. We call this our "one bank, ten charters" concept. We've consolidated many of the backroom operations, such as investment securities, accounting, check processing, technology and employee benefits, which improves the local bank's efficiency and frees the local bank management to concentrate on what they do best – serving the banking needs of the local community. As a result, our efficiency ratio is far better than the average bank, ending the year at 53.57 percent. The "one bank, ten charters" concept works well for us, our customers and our employees.

MANY BANKS ARE EXPANDING ACROSS STATE LINES. WHY DOES FIRST FINANCIAL OPERATE ONLY WITHIN TEXAS?

Two answers: First, we're blessed to be located in one of the nation's largest, fastest-growing and most economically diverse states. With nearly 23 million residents, Texas has more people than any other state except California. The population of Texas grew 9.6 percent from 2000-2005, nearly double the national rate, according to the U.S. Census Bureau. Many of the communities in which we operate are growing faster than the statewide average, as shown below:

POPULATION GROWTH 2000-2005*

BRIDGEPORT AND WISE COUNTY	16.2%	WEATHERFORD, WILLOW PARK, ALEDO	16.2%
FORT WORTH/TARRANT COUNTY	12.1%	GRANBURY AND HOOD COUNTY	16.6%
CLEBURNE, MIDLOTHIAN, JOHNSON COUNTY	15.4%		

**Source: U.S. Census Bureau*

The economic diversity of our Texas markets is another plus. These economies include dynamic centers of higher education, agriculture, energy and natural resources, health care, tourism, retirement living, manufacturing and distribution. We have plenty of growth opportunities right here in Texas, so we believe there's no need to look elsewhere. Second, we stick to what we know. We understand the people and economies in the Central, West and High Plains regions of Texas, so that's where we keep our focus. We believe companies get into trouble when they venture too far away from their core business or markets.

THE OUT-OF-STATE BANKS COMING INTO TEXAS ALL SEEM FOCUSED ON OPENING BRANCHES IN THE LARGEST METROPOLITAN MARKETS -- DALLAS, FORT WORTH, HOUSTON, AUSTIN AND SAN ANTONIO. WHY DOESN'T FIRST FINANCIAL OPERATE BANKS IN THESE CITIES?

Our "community matters" way of doing business works best for us in small and mid-size markets, where people want to live and we can play a prominent role in the economic, civic and cultural life of the community. Our goal is to serve these communities well and to experience growth as these markets continue to expand. In many instances, banking competition is also less fierce in smaller markets, making it easier for us to operate rationally and attract and retain high-caliber employees who prefer not only our community-banker concept but also the high quality of life in smaller cities.

FIRST FINANCIAL HAS BEEN PROMOTING ITS "CUSTOMER SERVICE FIRST" INITIATIVE. WHAT'S BEHIND THIS PROGRAM AND HOW DEEP IS THE COMPANY'S COMMITMENT TO CUSTOMER SERVICE?

The "Customer Service First" initiative was launched in the spring of 2005, but putting customers first has been integral to the way we do business since we first opened our doors in 1890. We strive to view everything we do through the lens of the customer, to ensure that we provide the best customer service experience at every step of the way. Among other things, the Customer Service First initiative recognizes our employees for exceptional service to our customers. Since the program was launched, we've honored more than 70 employees with "WOW" awards for going above and beyond the call of duty to serve our customers.

WHAT OTHER NEW STRATEGIC INITIATIVES HAVE BEEN INTRODUCED RECENTLY AT FIRST FINANCIAL?

Keeping community focused and putting customers first requires committed, motivated and well-trained employees. We're proud of our dedicated employees at First Financial. In December 2006, we named Eric Thompson as our company's Vice President of Training and Education. Eric is leading a new initiative to provide expanded training to employees at all of our banks, which we believe will pay big dividends in the future. At the same time, we recognize that the population of Texas is changing and becoming more diverse. In late 2005, we created a multicultural development program and named Daniel Ortiz as Vice President. Thanks to Daniel's leadership, we have launched new services such as Directo a Mexico, which offers customers the opportunity to send money to Mexico using the Automated Clearing House (ACH) system, the same method used domestically for direct deposit of checks, and La Cuenta, which allows bank customers to provide access to funds to friends or family in another country using La Cuenta ATM cards.

CAN YOU GIVE US SOME INSIGHTS INTO FIRST FINANCIAL'S GROWTH STRATEGY?

Over the years, we've grown First Financial three ways: by growing our banks internally, through opening new branch locations and by acquisition of other banks. During the past decade, since the beginning of 1996, we've completed ten bank acquisitions and more than doubled total assets from $1.26 billion to $2.85 billion. We've also established a trust and asset management company and a technology services company, both of which operate as subsidiaries of First Financial Bankshares. Looking ahead, we will continue to grow locally by better serving the needs of our customers and putting them first in all of our decisions. We continually look for new branch locations, so we can serve our customers more conveniently, and we're always cultivating relationships with other Texas bankers who may have an interest in being acquired by us at some point in the future.



WHEN TARGETING BANKS FOR ACQUISITIONS, WHAT DO YOU LOOK FOR?

Most importantly, the bank needs to be in the type of community that fits our profile. We like growing communities with good amenities – schools, infrastructure, commerce and lifestyle. We prefer non-metropolitan markets, either within a 50-mile radius of the Dallas/Fort Worth metroplex or along the Interstate 35 and 20 corridors in Texas. Banks in the $100 million to $250 million asset size fit our "sweet spot" for acquisition, but we'll consider banks that are larger or smaller, or that are in other areas of Texas if we believe they would be a good fit to our existing company.

HOW CAN I LEARN MORE ABOUT FIRST FINANCIAL BANKSHARES AND KEEP UP WITH NEW DEVELOPMENTS?

Our corporate Web site is the most complete and up-to-date source for news about First Financial Bankshares. You can visit it at http://www.ffin.com. Under the "investor relations" tab, you'll find the full text of the company's news releases, copies of previous years' annual reports, biographical profiles of the company's executive management team, information about our stock, and access to documents filed with the U.S. Securities and Exchange Commission, such as Form 10-K, 10-Q and 8-K filings. We also encourage all shareholders, employees and other interested parties to sign up for our free e-mail service. You can choose to receive daily e-mails with the closing stock price, or e-mail messages when the company issues a news release, files a new document with the SEC or posts a new investor slide presentation on its Web site. You can sign up online at http://www.ffin.com/email. Finally, shareholders are invited to attend our Annual Meeting of Shareholders, which is scheduled for April 24, 2007, in Abilene. More details about the Annual Meeting may be found on the back inside cover of this report and in the proxy statement that is mailed to all shareholders.



First Financial Bank, N.A.

ABILENE, CLYDE, MORAN

CHARTERED 1890

RON BUTLER, President and CEO, at The Grace, an Abilene landmark since 1909.





41%

Taylor, Callahan & Shackelford Counties Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$926,227	$898,412
Loans	392,334	388,944
Deposits	762,285	788,043
Equity	69,789	68,393
Net Income	13,898	13,992
Return on Average Assets	1.60%	1.63%
Efficiency Ratio	50.37%	51.65%


United Way

MAIN OFFICE .... (325) 627-7200

400 Pine .... Abilene, Texas 79601

LOCATIONS

4400 Buffalo Gap Road .... Abilene, Texas 79606
4350 Southwest Drive .... Abilene, Texas 79606
920 N. Willis .... Abilene, Texas 79603
3300 S. 14th Street .... Abilene, Texas 79605
1010 N. Judge Ely Blvd. .... Abilene, Texas 79601
701 Pine .... Abilene, Texas 79601
1345 Barrow .... Abilene, Texas 79605
2617 Antilley Road .... Abilene, Texas 79606
1650 State Highway 351 .... Abilene, Texas 79601
718 Elm .... Clyde, Texas 79510
400 Ground .... Moran, Texas 76464

SENIOR OFFICERS

F. Scott Dueser
Chairman of the Board

Ron Butler
President and
Chief Executive Officer

Tom Boecking
Executive Vice President
South Branch

Ben McAnally
Executive Vice President
Treasury Management

Tom O'Neil
Executive Vice President
River Oaks Branch

John Prince
Executive Vice President
Personal Loans

Marelyn Shedd
Executive Vice President
Commercial Loans

Charles E. Tennesson
Executive Vice President, Chief
Financial Officer and Cashier

DIRECTORS

J. Michael Alexander
President
James M. Alexander & Co.

Tucker S. Bridwell,
President and
Chief Executive Officer
Mansefeldt Investment Corp.

Ron Butler
President and
Chief Executive Officer

Joseph E. Canon
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

F. Scott Dueser
First Financial Bankshares, Inc.

Murray Edwards
Principal, The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
Chairman, CEO and President
Hendrick Health System

Bynum Miers
Rancher

Stanley Morris, Jr.
Investments

Kenneth T. Murphy
First Financial Bankshares, Inc.

Dian Graves Stai
Chair
Mansefeldt Investment Corp.
Director
Dian Graves Owen Foundation

Leigh Taliaferro, M.D.
Physician

DIRECTOR EMERITUS

Raymond A. McDaniel, Jr.
Investments

ADVISORY

Bob J. Surovik
McMahon Surovik Suttle, P.C.

Steve Suttle
McMahon Surovik Suttle, P.C.

Because ... community matters, First Financial Bank and its employees are leaders in many community organizations including United Way of Abilene and Big Brothers Big Sisters. The bank won the Pinnacle Award in 2006 from the United Way of Abilene for exceeding its contribution goal. In addition, First Financial has been voted the *Abilene Reporter-News* Readers' Choice Award for Best Bank for more than 10 consecutive years.

First Financial Bank, N.A.

CHARTERED 1927

MAIN OFFICE .... **(817) 556-5000 or (800) 226-2940**

403 N. Main .... Cleburne, Texas 76033

LOCATIONS

200 N. Ridgeway .... Cleburne, Texas 76033
1900 S.W. Wilshire .... Burleson, Texas 76028
201 E. Highway 67 .... Alvarado, Texas 76009
1490 E. Main .... Midlothian, Texas 76065

SENIOR OFFICERS

Matt Reynolds
President and
Chief Executive Officer

Craig Beskow
Executive Vice President
and Cashier

Brad Evans
Executive Vice President

Derek Schmidt
Executive Vice President

DIRECTORS

Perry Elliott
Chairman of the Board

Matt Reynolds
President and
Chief Executive Officer

Albert A. Archer
Chairman of the Board
Walls Industries, Inc.

Gary Bennett
Bennett Printing
& Office Supply

F. Scott Dueser
First Financial Bankshares, Inc.

Jim Easdon
Investments

Hollis E. (Gene) Joslin
Investments

Brent D. Magers
Investments

George Marti
Marti Enterprises

Because ...

Cleburne's Cinco de Mayo celebration had not been held for two years, but it was revived in 2006 thanks to the leadership of First Financial Bank's Multicultural Committee, led by Cynthia Allen, Dora Vasquez and Alfred Vega (from L-R). They worked with the Cleburne Chamber of Commerce to bring back this popular day of games, dances, food and fellowship. First Financial Bank is active in many civic causes in Johnson and Ellis counties, including the American Cancer Society's annual Relay for Life.

MATT REYNOLDS, President and CEO. Johnson County benefits from the Barnett Shale, one of the largest gas fields in the nation.





20%
Johnson County
Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$234,613	$238,114
Loans	115,550	110,711
Deposits	214,417	217,663
Equity	18,584	18,269
Net Income	3,761	3,379
Return on Average Assets	1.62%	1.48%
Efficiency Ratio	57.77%	56.92%



First Financial Bank, N.A.

CHARTERED 1934

EASTLAND, RANGER, RISING STAR

TOMMY J. BARROW, Chairman, President and CEO, at Old Rip, an Eastland County legend.




48%

Eastland County Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$136,681	$148,599
Loans	46,377	49,626
Deposits	117,333	128,436
Equity	15,280	14,104
Net Income	2,312	1,644
Return on Average Assets	1.70%	1.48%
Efficiency Ratio	49.74%	55.40%


WELCOME TO EASTLAND

Because ...

First Financial Bank in Eastland County is a major supporter of the annual Eastland County Junior Livestock Auction. Pictured here, from left, are Kayla Vestal, Livestock Show winner, along with bank officers Clint Ferguson, Jonathan Newton and Sharon Jordan.

The bank also provides financial and volunteer support for the local Chambers of Commerce, including Eastland's annual Rip Fest, and for school district youth activities in Eastland, Ranger and Rising Star.

MAIN OFFICE .... **(254) 629-6100**

201 E. Main .... Eastland, Texas 76448

LOCATIONS

106 Main .... Ranger, Texas 76470

206 West College .... Rising Star, Texas 76471

SENIOR OFFICERS

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Clint S. Ferguson
Executive Vice President

Jim Davidson
Senior Vice President and Cashier

Jonathan Newton
Senior Vice President

DIRECTORS

Tommy J. Barrow
Chairman of the Board, President and Chief Executive Officer

Doug Crawley
Rancher

Clint S. Ferguson
Executive Vice President

Doug Ford
Retired President and Chief Executive Officer
Peoples State Bank, Clyde

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jim Keffer
President
EBAA Iron Sales, Inc.

Mike T. Perry
President
Kinnaird, Rossander & Perry Agency, Inc.

Dale Squiers, R.Ph.
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and Warford
Attorneys

M.D. White, Jr.
President and Owner
Ace Hardware Store, Eastland/Cisco



Hereford State Bank

CHARTERED 1947

MAIN OFFICE .... **(806) 363-8200**

212 E. Third .... Hereford, Texas 79045

SENIOR OFFICERS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

Steve Gilbert
Executive Vice President and Cashier

Kent Jackson
Executive Vice President and Chief Credit Officer

Jeff Brown
Senior Vice President and Security Officer

DIRECTORS

Mike Mauldin
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Senior Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
President and Chief Executive Officer, Merrick Petfoods, Inc.

Allen Parson
Restaurateur and Investments

Craig Smith
Rancher and
Retired Chairman of the Board, President and Chief Executive Officer, Hereford State Bank

Jerry Stevens
Vice President and General Manager, Stevens 5-Star Car and Truck Center

Johnny E. Trotter
President and Chief Executive Officer, Livestock Investors, Ltd.

Roger Williams
Farmer

MIKE MAULDIN, Chairman, President and CEO.
Hereford is known as the "Beef Capital of the World."





45%
Deaf Smith County Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$118,398	$104,821
Loans	76,431	67,637
Deposits	103,587	87,621
Equity	8,268	8,346
Net Income	1,796	1,736
Return on Average Assets	1.73%	1.72%
Efficiency Ratio	50.18%	50.53%



Because ...

Hereford State Bank employees actively support the annual American Cancer Society Relay for Life. HSB board member Johnny Trotter donated a gym and the bank employees organized a "Win a Gym" raffle. They also sold barbecue lunches to be named top relay fundraiser. The bank's community involvement runs deep. United Way honored Hereford State Bank this year with its prestigious "Champion of the High Plains Award." Bank officer Charlene Sanders won the "Honorary Bull Chip Award" from the Hereford Chamber of Commerce and was named "Fan of the Year" at the Hereford High School Sports Award Program.



City National Bank

MINERAL WELLS

CHARTERED 1925

KEN WILLIAMSON, Chairman, President and CEO, at Possum Kingdom Lake in Palo Pinto County.





29%

Palo Pinto County Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$130,803	$129,535
Loans	77,756	69,486
Deposits	111,320	112,318
Equity	17,405	16,830
Net Income	2,385	2,177
Return on Average Assets	1.81%	1.81%
Efficiency Ratio	44.87%	45.01%

MAIN OFFICE .... **(940) 327-5400**

1900 E. Hubbard .... Mineral Wells, Texas 76067

SENIOR OFFICERS

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President and Cashier

Mike Mearse
Senior Vice President
Lending

DIRECTORS

Kenneth A. Williamson
Chairman of the Board, President and Chief Executive Officer

F. Scott Dueser
First Financial Bankshares, Inc.

Doyle Lee
Chairman and CEO
Weatherford National Bank

Paul McGettes
Chief Financial Officer
Upham Oil & Gas Company, L.P.

Terry L. Murphy
President and Chief Executive Officer
Murphy and Murphy, Inc.

Don O'Neal
O'Neal Distributing Company, Inc.,
O'Neal Enterprises, Inc.

David Ramsey, M.D.
Family Practice Center

Walter Joe Thomas, D.D.S.
Dentist

Because ...

City National Bank is a proud corporate sponsor of the Brazos Foundation which has given more than $100,000 in donations to local organizations. The bank is also active in many other civic groups including the United Way and Mineral Wells Chamber of Commerce. Pictured below is Joe Ruelas, CNB officer and a member of the Navy Reserves, standing above the Brazos River, a symbol of life in Palo Pinto County.



San Angelo National Bank

CHARTERED 1975

MAIN OFFICE .... **(325) 659-5900**

301 W. Beauregard .... San Angelo, Texas 76903

LOCATIONS

3471 Knickerbocker .... San Angelo, Texas 76904

SENIOR OFFICERS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

Katherine Reeves
Executive Vice President and Cashier

Robert Pate
Executive Vice President

DIRECTORS

Michael L. Boyd
Chairman of the Board, President and Chief Executive Officer

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Ratliff, Edwards & DeHoyos

David B. Drake
Investment Advisor
PrimeVest

F. Scott Dueser
First Financial Bankshares, Inc.

Doug Eakman
Owner
Pecos Street Pharmacy

Ron Giddiens
Investments/Business Consulting

Joe Henderson
President
Porter Henderson Implement Company, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Robert D. Housley
President and Owner
Housley Communications

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Bill Pfluger
Rancher

Barbara Riley
Retired President
Olio, Inc.

Richard W. Salmon
Investments

John E. Schwartz, Sr.
Farmer/Rancher

Mary Jane Steadman
Attorney
Real Estate Investment Management

F.L. (Steve) Stephens
Retired Chairman and CEO
Town & Country Food Stores, Inc.

MIKE BOYD, Chairman, President and CEO, pictured at the San Angelo Visitors Center on the Concho River.





22%

Tom Green County Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$322,142	$310,673
Loans	124,634	116,438
Deposits	259,372	264,318
Equity	42,868	42,759
Net Income	5,525	5,814
Return on Average Assets	1.82%	1.95%
Efficiency Ratio	44.73%	42.93%

Because ...

The Spring Chicken Affair, the annual fundraiser for the West Texas Rehabilitation Center, has raised more than half a million dollars since its inception 24 years ago, and San Angelo National Bank has been an active sponsor since the beginning. West Texas Rehabilitation Center serves 20,000 children and adults each year. The bank rallied community support in 2006 for Alexa Nichols, pictured right, who was paralyzed in a diving accident. Pictured with Alexa are her dad, Craig Nichols, therapist Jimmy Villers, and bank officers Lori Davis and Robert Pate. San Angelo National Bank supports many other community causes, including Meals for the Elderly.



First Financial Bank, N.A.

CHARTERED 1907

SOUTHLAKE, TROPHY CLUB, KELLER, BRIDGEPORT, BOYD, DECATUR

MARK JONES, President and CEO, at the Southlake Town Square.





Cities of Southlake, Keller and Trophy Club Deposit Market Share: 9%

Cities of Bridgeport, Boyd and Decatur Deposit Market Share: 27%

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$296,210	$272,927
Loans	158,951	141,794
Deposits	247,351	233,139
Equity	33,910	32,672
Net Income	3,602	1,184
Return on Average Assets	1.29%	1.02%
Efficiency Ratio	60.02%	68.00%

Because ...

Bank officer Beverly Lindsey, pictured here in front of the Wise County Courthouse, was named "Citizen of the Year" by the Decatur Chamber of Commerce for her active community involvement, including the Wise County Spirit of Christmas event, the Decatur Main Street Committee, the Northwest Independent School District Education Foundation and the Wise County Regional Health System Foundation. In Bridgeport, the bank is active in the Bridgeport Educational Foundation which raises money for college scholarships and funds classroom grants for teachers to purchase additional supplies and teaching materials.

MAIN OFFICE .... **(817) 410-2915**

3205 E. Highway 114 .... Southlake, Texas 76092

LOCATIONS

95 Trophy Club Drive .... Trophy Club, Texas 76262
891 E. Keller Parkway, Suite 100 .... Keller, Texas 76248
909 Stevens .... Bridgeport, Texas 76426
609 Rock Island Avenue .... Boyd, Texas 76023
1415 S. FM 51 .... Decatur, Texas 76234

SENIOR OFFICERS

Mark L. Jones
President and
Chief Executive Officer

F. Mills Shallene
Wise County Market President

J. Sean Shope
Senior Vice President

Homer Pittman, Jr.
Senior Vice President and
Chief Financial Officer

DIRECTORS

Perry D. Elliott
Chairman of the Board

James E. Burger
Burger Construction

William Ray Cook, Jr., CPA
Cook McDonald & Co.

Jack Dortch
Jack Dortch Insurance Agency

F. Scott Dueser
First Financial Bankshares, Inc.

Barry Green
Attorney and Partner
Smith & Green, P.C., Law Firm

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Derrell E. Johnson
Former President and CEO
Rady Associates
Consulting Engineers

Mark L. Jones
President and
Chief Executive Officer

K. Wayne Lee
President, DDFW Properties

Ralph Manoushagian
Land Manager
Approach Resources, Inc.
Oil & Gas Exploration

Dr. David Ray
Family Physician

Jim Ridenour
President
Sunbelt Station Service

DIRECTORS EMERITUS

M. L. Manoushagian
Oil & Gas Investments
& Real Estate

Billie C. Green
Retired President
First National Bank of Bridgeport



First Financial Bank, N.A.

CHARTERED 1997

MAIN OFFICE .... **(254) 965-5036**

2201 W. South Loop .... Stephenville, Texas 76401

LOCATIONS

1875 Lingleville Road .... Stephenville, Texas 76401
199 N. Columbia .... Stephenville, Texas 76401
400 Big Bend Trail .... Glen Rose, Texas 76043
2007 East Highway 377 .... Granbury, Texas 76049
1600 S. Morgan .... Granbury, Texas 76048
5310 E. Hwy. 377, Suite 300 .... Granbury, Texas 76049
(mortgage production office)

SENIOR OFFICERS

Ron N. Mullins
President and
Chief Executive Officer

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President
and Cashier

Robert Lemons
Executive Vice President

Ken Luker
Executive Vice President

DIRECTORS

Perry D. Elliott
Chairman of the Board

Ron N. Mullins
President and
Chief Executive Officer

William L. Corbin
Investments

F. Scott Dueser
First Financial Bankshares, Inc.

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Ron Butler
First Financial Bank, NA Abilene

Bill Hooks
Owner
Hooks Lakeside Motors

Bill Parham
Parham & Parham, CPAs

Jerry Parham
Investments

Royce Swaim
Owner, Swaim Farm & Ranch

Frank Terrell, M.D.
Ophthalmologist

John Terrill
District Attorney

RON MULLINS, President and CEO, observes a practice session for the Tarleton State University basketball team.


TARLETON STAT
TEXANS



23%

Erath, Hood, Somervell Counties
Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$302,258	$295,567
Loans	183,998	164,739
Deposits	260,415	255,448
Equity	38,482	34,321
Net Income	5,245	4,502
Return on Average Assets	1.74%	1.67%
Efficiency Ratio	51.97%	52.47%


TSU
TARLETON

Because ... Tarleton State University plays a prominent role in the life of Stephenville, where First Financial Bank supports the university in many ways, including the TSU Texan Club, Tarleton Alumni Association, Tarleton Rodeo Team and TSU Foundation. Bank officer Mindy Wooley is pictured here with TSU cheerleaders at First Financial's custom-designed ATM located across the street from the university. The bank is also active in many other civic organizations including the United Way and the American Cancer Society Relay for Life.

First National Bank

SWEETWATER, ROBY, TRENT

CHARTERED 1948

J.V. MARTIN, Chairman, President and CEO.
Nolan County is the wind energy capital of Texas.





41%

Nolan and Fisher Counties
Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$122,463	$119,391
Loans	59,421	53,785
Deposits	110,009	108,912
Equity	10,285	10,222
Net Income	2,004	2,001
Return on Average Assets	1.63%	1.69%
Efficiency Ratio	51.59%	50.13%

MAIN OFFICE .... (325) 235-6600

201 Elm .... Sweetwater, Texas 79556

LOCATIONS

123 N. Concho .... Roby, Texas 79543
117 N. Main .... Trent, Texas 79561

SENIOR OFFICERS

J.V. Martin
Chairman of the Board, President
and Chief Executive Officer

Kirby Andrews
Executive Vice President
Lending

Donnie Ruppert
Executive Vice President
and Cashier/Controller

Melody Collins
Senior Vice President
Loan Operations

Rodney Foster
Senior Vice President
Lending

DIRECTORS

J.V. Martin
Chairman of the Board, President
and Chief Executive Officer

Louis Brooks, Jr.
Rancher

Bill W. Burns
President
Bill Burns Oil Co., Inc.

Ronnie Cox
Owner
Cox Jewelry

J. Bruce Hildebrand
First Financial Bankshares, Inc.

Jay Lawrence
President
MAL Enterprises, Inc.

Thomas L. Rees, Sr.
Rees and Rees, Attorneys

DIRECTOR EMERITUS

Glenn D. Bennett
Bennett & Associates

Because ... **First National Bank's Kirby Andrews, past president of the Sweetwater Chamber of Commerce (second from right), heads a planning meeting for the community's famous annual Rattlesnake Round-up. Like other First Financial family banks, the Sweetwater bank is also a strong supporter of the United Way and Relay for Life.**

L-R: Mickey Hayes, John Spaulding, Russ Petty, Kirby Andrews, Chris Maxwell


HOWDY!
World's Largest

Weatherford National Bank

CHARTERED 1984

MAIN OFFICE .... **(817) 598-2500 or (817) 596-0307 Metro**

101 N. Main .... Weatherford, Texas 76086

LOCATIONS

101 College Park Drive .... Weatherford, Texas 76086
1214 N. Main .... Weatherford, Texas 76086
201 N. Main .... Weatherford, Texas 76086
505 Farm Road 1187 .... Aledo, Texas 76008
4100 E. I-20 South Service Road .... Willow Park, Texas 76087

SENIOR OFFICERS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Jay Gibbs
President

Bob Bradberry
Executive Vice President

Kent Hudson
Senior Vice President

Larry Mangrem
Executive Vice President
and Cashier

Louis Sneed
Senior Vice President

DIRECTORS

Doyle Lee
Chairman of the Board and
Chief Executive Officer

Greg L. Barron
President
G.L. Barron Company, Inc.

Stephen G. Brogdon, D.D.S.
General and Cosmetic Dentistry

Mac A. Coalson
Mac A. Coalson Real Estate

F. Scott Dueser
First Financial Bankshares, Inc.

Jay Gibbs
President

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Mike White, O.D.
Therapeutic Optometrist

JAY GIBBS, President, and DOYLE LEE, Chairman and CEO, survey Parker County's growing homebuilding industry.





26%

Parker County Deposit Market Share

IN THOUSANDS	DEC. 31, 2006	DEC. 31, 2005
Assets	$308,265	$272,493
Loans	138,283	125,446
Deposits	276,459	247,134
Equity	22,730	21,862
Net Income	5,036	4,512
Return on Average Assets	1.76%	1.79%
Efficiency Ratio	51.65%	51.97%

Because ...

Education matters in booming Parker County. Weatherford National Bank is a major supporter of local schools, with bank officers active in the Weatherford ISD's Education Foundation, PTA and Junior Achievement. Vice President Dave Cowley (center) is a member of the Weatherford ISD Board of Trustees. Assistant Vice President Elizabeth McGee (left) serves on several WISD committees and works with the English As A Second Language program. Justin Hooper (right), VP and manager of the bank's Willow Park office, volunteers in high school business classes. Weatherford National was named "Large Business of the Year" in 2006 by the Weatherford Chamber of Commerce and was recently voted "Best Bank" and "Best Customer Service" in the *Weatherford Telegram's* Readers' Choice Awards.


ORD HIGH SCHOOL

Selected Financial Data

In thousands (except per share data)

Year End	Total Assets[1]	Shareholders' Equity[1]	Net Income[1]	Basic Earnings per Share[2]	Cash Dividends per Share[2]	Stock Dividends and Splits	Year-End Book Value per Share[2]	Year-End Market Value per Share[2]
2006	$2,850,165	$300,901	$46,029	$2.22	$1.18	-	$14.51	$41.86
2005	2,733,827	276,276	44,023	2.13	1.10	4/3 split	13.34	35.06
2004	2,315,224	265,545	39,171	1.90	1.00	-	12.84	33.61
2003	2,092,571	251,487	35,305	1.71	0.91	5/4 split	12.19	30.84
2002	1,993,183	238,768	33,953	1.65	0.81	-	11.59	22.80
2001	1,929,694	213,654	29,355	1.43	0.70	5/4 split	10.40	18.06
2000	1,753,814	196,121	28,316	1.37	0.62	-	9.56	15.09
1999	1,723,369	178,663	25,690	1.24	0.54	-	8.60	14.76
1998	1,686,647	169,449	23,254	1.13	0.48	10% dividend	8.18	16.80
1997	1,573,509	148,226	20,063	1.02	0.42	5/4 split	7.48	18.71
1996	1,262,041	131,161	18,122	0.95	0.38	5/4 split	6.82	13.97
Ten-Year Compound Growth Rate	8.49%	8.66%	9.77%	8.86%	12.00%	-	7.84%	11.60%

(1) As originally reported at the close of each year and prior to restatements for pooling-of-interests.
(2) Adjusted for stock dividends and splits.

2006 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$43.47	$37.83	$41.86	$0.30
Third	39.98	35.62	38.15	0.30
Second	39.48	34.05	36.54	0.30
First	38.75	34.56	38.30	0.28

2005 Common Stock Market Value and Dividend Data

Quarter	High	Low	Close	Dividends
Fourth	$38.88	$33.31	$35.06	$0.28
Third	36.22	32.20	34.83	0.28
Second	34.46	29.06	33.84	0.28
First	34.99	32.14	33.47	0.26

Chairman's Award: Michele Stevens Senior Vice President of Advertising and Marketing

Michele Stevens' official role with First Financial Bankshares may be as Senior Vice President of Advertising and Marketing, but ask anyone at the Company and they will tell you that her positive impact on First Financial goes well beyond marketing and advertising. Michele has a contagious enthusiasm, a commitment to excellence and a caring concern for each of the Company's associates and customers. She has been an inspiration to everyone at First Financial during the past two years as she's battled cancer while still maintaining a high energy level, a positive attitude and a great sense of humor.

"Michele has an unwavering commitment to First Financial and an exceptional drive for success," said F. Scott Dueser, President and CEO. "In her decade with First Financial, Michele has contributed significantly to the Company's success and has endeared herself to all of us. We are pleased to honor her with this year's Chairman's Award."




F RST TECHNOLOGY SERVICES

First Technology Services Inc.

Executive Team (L-R)
Michelle McDonald, Senior Vice President
Gary Tucker, President and CEO
Dennis Steckly, Senior Vice President (standing)
Kay Berry, Senior Vice President
Larry Williams, Senior Vice President



First Financial Bankshares Executive Officers L-R: J. Bruce Hildebrand, Robert S. Patterson, Gary S. Gragg, F. Scott Dueser, Michele P. Stevens and Gary L. Webb

Corporate Information

Officers

Kenneth T. Murphy
Chairman of the Board

F. Scott Dueser
President and Chief Executive Officer

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer

Gary L. Webb
Executive Vice President, Operations

Gary S. Gragg
Executive Vice President, Lending

Robert S. Patterson
Executive Vice President, Trust

Michele P. Stevens
Senior Vice President,
Advertising and Marketing

Eric Thompson
Vice President, Training and Education

Daniel A. Ortiz
Vice President, Multicultural Development

William A. Rowe
Vice President, Investment Services

Gaila Kilpatrick
Assistant Secretary

Bob Goodner
Compliance Officer

Barbara Wright
Compliance Officer

William Mills
Loan Review Officer

Annual Meeting

Tuesday, April 24, 2007
Abilene Civic Center
1100 N. Sixth
Abilene, Texas 79601

Corporate Offices

400 Pine
Abilene, Texas 79601
325-627-7155
www.ffin.com

Corporate Mailing Address

P.O. Box 701
Abilene, Texas 79604

Common Stock Listing

The NASDAQ Global Select Market
Symbol: FFIN

Independent Public Auditors

Ernst & Young LLP

For Financial and Investor Information, Contact:

J. Bruce Hildebrand
Executive Vice President & CFO
325-627-7167

David A. Hogan
Director, Investor Relations
325-627-7114
investorrelations@ffin.com

Transfer Agent

The Bank of New York
866-828-8173

Address shareholder inquiries to:

The Bank of New York
Investor Services Department
P.O. Box 11258
New York, NY 10286-1258

E-mail address:

shareowners@bankofny.com

The Bank of New York Stock Transfer Web site:

www.stockbny.com

Send Certificates for Transfer and Address Changes to:

Receive and Deliver Dept.
P.O. Box 11002
New York, NY 10286-1002

FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect", "plan", "anticipate", "target", "forecast" and "goal". Because such "forward-looking statements" are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents/Filings" on the Company's Web site or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

Because ... Community Matters.



END

FIRST FINANCIAL BANKSHARES, INC.™

a family of community banks℠

400 Pine • Abilene, Texas 79601 • www.ffin.com

EQUAL HOUSING LENDER
MEMBER FDIC